Exhibit 21.1

List of Subsidiaries of Mountain&Sea Health Inc.

Subsidiary	Jurisdiction

Mountain&Sea Investment&Holding Co., Ltd.	British Virgin Islands

Mountain&Sea (HK) Health Co., Limited	Hong Kong

Zhejiang Xi’an Health Services Co., Ltd.	PRC

Hangzhou Xi’an Industrial Co., Ltd.	PRC